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                    Filed by Pennsylvania Real Estate Investment Trust
                    Subject Company:   Crown American Realty Trust
                    Pursuant to Rule 425 under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12
                    Under the Securities Exchange Act of 1934
                    Commission File No.:  1-6300

Pennsylvania Real Estate Investment Trust ("PREIT") filed a Current Report on Form 8-K today, with respect to Item 5 disclosures thereunder relating to its acquisition of Crown American Realty Trust ("Crown"). The Current Report on Form 8-K contained the following description:

         On May 14, 2003, Pennsylvania Real Estate Investment Trust ("PREIT") and Crown American Realty Trust ("Crown") jointly announced that PREIT, PREIT Associates, L.P., a limited partnership of which PREIT is the sole general partner ("PALP"), Crown and Crown American Properties, L.P., a limited partnership of which Crown is the sole general partner ("CAP"), had entered into an Agreement and Plan of Merger, dated as of May 13, 2003. The merger agreement provides for the merger of Crown with and into PREIT.

         In the merger, holders of Crown common shares will receive 0.3589 of a PREIT common share for each Crown common share in a tax-free, share-for-share transaction. The exchange ratio is not subject to change and there is no "collar" or minimum trading price for the shares. As of May 9, 2003, there were 32,077,961 Crown common shares outstanding. In the merger, holders of Crown preferred shares will receive one newly-created PREIT 11% non-convertible senior preferred share for each Crown preferred share. The PREIT preferred shares issued in the merger will have rights, preferences, privileges, qualifications, limitations and restrictions substantially the same as those of the existing Crown preferred shares. As of May 9, 2003, there were 2,475,000 Crown preferred shares outstanding. Each outstanding option and warrant to purchase Crown common shares or CAP limited partnership units will be automatically converted in the merger into a replacement option or warrant to purchase a number of PREIT common shares equal to the number of Crown common shares or CAP limited partnership units that could have been purchased under such Crown option or warrant multiplied by the merger exchange ratio. The exercise price of each such replacement option and warrant will be equal to the exercise price of the original option or warrant divided by the merger exchange ratio. As of May 9, 2003, there were outstanding options to purchase an aggregate of 120,000 Crown common shares and 1,344,700 CAP limited partnership units and a warrant to purchase 100,000 Crown common shares.

         In connection with the execution of the merger agreement, Crown and CAP entered into a distribution agreement, PREIT and PALP entered into a contribution agreement and CAP and PALP entered into a contribution agreement, each dated as of May 13, 2003. The distribution agreement provides for the distribution by CAP to Crown, one business day before the closing of the merger, of Crown's proportionate interest in all of CAP's assets and substantially all of CAP's liabilities (the "Distributed Share") in complete liquidation of Crown's partnership interests in CAP (including its general partner interest). The PREIT contribution agreement provides for the contribution by PREIT to PALP, immediately after the closing of the merger, of the Distributed Share (to which PREIT will succeed in the merger) in exchange for units of limited partnership interest in PALP ("PALP OP Units"). The CAP contribution agreement provides for the contribution by CAP to PALP, immediately after the closing of the merger, of the remaining interest in all of CAP's assets (excluding a portion of CAP's interest in two partnerships) and substantially all of CAP's liabilities in exchange for PALP OP Units. The retained interest in those two partnerships (the "Retained Interest") will be subject to a put-call arrangement between CAP and PALP, pursuant to which PALP will have the right to require CAP to contribute the Retained Interest to PALP following the 36th month after the closing of the merger and CAP will have the right to contribute the Retained Interest to PALP following the 40th month after the closing of the merger, in each case in exchange for additional PALP OP Units.
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         Under the contribution agreement between PREIT and PALP, PREIT will receive a number of PALP OP Units equal to the number of PREIT common shares issued in the merger and 2,475,000 newly-created senior preferred units of PALP, which corresponds to the number of PREIT preferred shares issued in the merger. Under the contribution agreement between CAP and PALP, CAP will receive approximately 0.2053 of a PALP OP Unit for each CAP limited partnership unit that remains outstanding following the Crown distribution transaction. A portion of the PALP OP Units issuable in that contribution transaction will be allocated to the Retained Interest and, accordingly, will not be issued until exercise of the put or call described above.

         Also in connection with the execution of the merger agreement, CAP and Crown Investments Trust ("CIT"), an entity indirectly wholly-owned by Mark Pasquerilla, Crown's chairman and chief executive officer, entered into an Agreement of Exchange, dated as of May 13, 2003. The exchange agreement provides that, prior to the closing of the merger and the related transactions, CAP will transfer Pasquerilla Plaza in Johnstown, Pennsylvania, where Crown currently maintains its executive offices, to CIT in exchange for 16 unimproved parcels of property adjacent to three of Crown's malls. PREIT expects to enter into a lease with CIT with respect to certain space in Pasquerilla Plaza on a temporary basis following the closing of the merger if PREIT determines that it requires such space in connection with its post-closing transition activities.

         In connection with the merger, PREIT expects to assume Crown's mortgage debt, which as of March 31, 2003 aggregated approximately $619.1 million. In addition, PREIT currently expects to repay Crown's $175 million line of credit facility with GE Capital Corporation, under which $139.5 million was outstanding as of March 31, 2003, with proceeds from additional debt financing which it is currently negotiating with prospective lenders together with additional borrowings under PREIT's existing line of credit.

         The parties anticipate that the merger and the related transactions will close during the fourth quarter of 2003. At closing, PREIT expects to recognize a one-time restructuring charge of approximately $6.75 million. The merger and the related transactions are subject to customary closing conditions, including the approval of the merger by (1) the common shareholders of PREIT and certain partners of PALP (voting together as a single class), (2) the common shareholders of Crown and (3) CIT and Crown American Investment Company, as limited partners of CAP (voting separately from the common shareholders of Crown). In connection with the execution of the merger agreement, Mr. Pasquerilla and certain of his affiliates (collectively, the "Pasquerilla Group") and the trustees and executive officers of Crown have agreed, among other things, to vote their Crown common shares and CAP limited partnership interests held at the time of the vote to approve the merger. In addition, the trustees and executive officers of PREIT have agreed, among other things, to vote their PREIT common shares and PALP OP Units held at the time of the vote to approve the merger. Following the effectiveness of the merger, Mr. Pasquerilla and another member of Crown's board of trustees to be selected by PREIT will become trustees of PREIT.

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         Also in connection with the execution of the merger agreement, the cash flow support obligations of the Pasquerilla Group to Crown and CAP were terminated in consideration for a reduction in the Pasquerilla Group's economic interest in CAP. In addition, the Pasquerilla Group entered into an indemnification agreement with PREIT and PALP, dated as of May 13, 2003, whereby the Pasquerilla Group agreed to indemnify PREIT and PALP for certain liabilities that PREIT and PALP may incur as a result of various transactions among Mr. Pasquerilla and his affiliates, on the one hand, and Crown and CAP, on the other hand. The indemnification agreement also provides for certain participation rights for PREIT in any net proceeds received by an affiliate of Mr. Pasquerilla upon the resale of Oak Ridge Mall or Pasquerilla Plaza in excess of specified amounts within specified time periods.

         The merger agreement provides for PREIT and PALP to enter into a tax protection agreement with the members of the Pasquerilla Group in connection with the merger covering certain matters with respect to the properties to be acquired from Crown and CAP, certain indebtedness of PALP and certain other tax matters. Under this agreement, PALP will agree not to sell or otherwise transfer certain properties acquired from Crown or CAP in a taxable exchange for eight years following the merger, unless PALP compensates the members of the Pasquerilla Group for certain adverse tax consequences resulting from that sale or transfer. In addition, PALP will agree to other covenants designed to protect the members of the Pasquerilla Group from certain other adverse tax consequences.

         The merger agreement also provides for the members of the Pasquerilla Group to enter into several additional agreements with PREIT and PALP in connection with the closing of the merger. These agreements include (1) a shareholder agreement, under which the members of the Pasquerilla Group will agree that, for a period of five years and nine months following the effectiveness of the merger, if any of them transfer the PREIT common shares received by them in connection with the merger or the related transactions other than in accordance with the terms of the shareholder agreement, they will forfeit a portion of their rights under the tax protection agreement or, in certain circumstances, Mr. Pasquerilla can elect to surrender his seat on PREIT's board of trustees in lieu of forfeiting a portion of the rights under the tax protection agreement; (2) a registration rights agreement, under which PREIT will grant to the members of the Pasquerilla Group certain registration rights in respect of the PREIT common shares received by them in connection with the merger and the related transactions; (3) a standstill agreement, under which the members of the Pasquerilla Group will agree to certain restrictions on their ability to acquire additional securities of PREIT or otherwise seek, alone or together with others, to acquire control of the board of trustees of PREIT, which restrictions will remain in place until the later of the eighth anniversary of the closing or such time as Mr. Pasquerilla no longer serves as a trustee of PREIT; and (4) a non-competition agreement, under which the members of the Pasquerilla Group will agree that, for a period of eight years following the closing, they will not engage in certain activities that would be competitive with PREIT, solicit PREIT's employees or induce PREIT's business contacts to curtail or terminate their business relationship with PREIT.


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         The foregoing description of the merger, the related transactions and the merger agreement and other related agreements is qualified in its entirety by reference to the merger agreement and other related agreements attached as Exhibits 2.1 through 2.11 and 99.1 through 99.5 hereto, each of which is incorporated herein by reference.

         In connection with the proposed merger between PREIT and Crown referenced in this report, PREIT and Crown intend to file a registration statement on Form S-4 including a joint proxy statement/prospectus and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown, at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. In addition, these materials and other documents filed by Crown may be obtained for free by directing a request to Crown American Realty Trust at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.

         PREIT and Crown, and their respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Information about the trustees and executive officers of Crown and their ownership of Crown shares is set forth in Crown's Annual Report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31, 2003 and April 22, 2003, respectively. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

         This report contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the merger. Certain factors that could cause PREIT not to consummate the merger include, without limitation, failure of the requisite number of PREIT and Crown shareholders to approve the merger, the satisfaction of closing conditions applicable to the merger (some of which are beyond PREIT's control), and other economic or business factors. In addition, PREIT's and Crown's businesses are subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's and Crown's respective portfolios and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this report to reflect new information, future events or otherwise.


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The following exhibits relating to PREIT's acquisition of Crown were filed by
PREIT under cover of a Current Report on Form 8-K today and are incorporated by reference into this filing:

   o Agreement and Plan of Merger among Pennsylvania Real Estate Investment Trust, PREIT Associates, L.P., Crown American Realty Trust and Crown American Properties, L.P., dated as of May 13, 2003;

   o Crown Partnership Distribution Agreement between Crown American Realty Trust and Crown American Properties, L.P., dated as of May 13, 2003;

   o PREIT Contribution Agreement between Pennsylvania Real Estate Investment Trust and PREIT Associates, L.P., dated as of May 13, 2003;

   o Crown Partnership Contribution Agreement between Crown American Properties, L.P. and PREIT Associates, L.P., dated as of May 13, 2003;

   o Agreement of Exchange between Crown Investments Trust and Crown American Properties, L.P., dated as of May 13, 2003;

   o Indemnification Agreement among Pennsylvania Real Estate Investment Trust, PREIT Associates, L.P., Crown Investments Trust, Crown American Investment Company, Mark E. Pasquerilla and Crown Delaware Holding Company, dated as of May 13, 2003;

   o Form of Tax Protection Agreement among Pennsylvania Real Estate Investment Trust, PREIT Associates, L.P., Crown American Properties, L.P., Mark E. Pasquerilla, Crown Investments Trust, Crown American Investment Company, Crown Holding Company and Crown American Associates, which will be executed at the effective time of the merger;

   o Form of Shareholder Agreement by Mark E. Pasquerilla, Crown American Properties, L.P., Crown Investments Trust, Crown American Investment Company and Crown Delaware Holding Company, and acknowledged and agreed by Pennsylvania Real Estate Investment Trust and PREIT Associates, L.P., which will be executed at the effective time of the merger;

   o Form of Registration Rights Agreement among Pennsylvania Real Estate Investment Trust, Mark E. Pasquerilla, Crown Investments Trust, Crown American Investment Company, Crown Delaware Holding Company and Crown American Properties, L.P., which will be executed at the effective time of the merger;

   o Form of Standstill Agreement among Pennsylvania Real Estate Investment Trust, PREIT Associates, L.P., Mark E. Pasquerilla, Crown Investments Trust, Crown American Investment Company, Crown Delaware Holding Company, Crown Holding Company, and Crown American Properties, L.P., which will be executed at the effective time of the merger;

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   o  Form of Non-Competition Agreement among Pennsylvania Real Estate
      Investment Trust, PREIT Associates, L.P., Mark E. Pasquerilla, Crown Investments Trust, Crown American Investment Company, Crown Delaware Holding Company and Crown American Properties, L.P., which will be executed at the effective time of the merger;

   o Voting Agreement among Pennsylvania Real Estate Investment Trust, PREIT Associates, L.P., Mark E. Pasquerilla, Crown Investments Trust and Crown American Investment Company, dated as of May 13, 2003;

   o Form of Voting Agreement among Pennsylvania Real Estate Investment Trust, PREIT Associates, L.P. and each of the independent trustees of Crown American Realty Trust, together with a list of the independent trustees signatory thereto, each of whom executed such an agreement as of May 13, 2003;

   o Form of Voting Agreement among Pennsylvania Real Estate Investment Trust, PREIT Associates, L.P. and each of the non-independent trustees and executive officers of Crown American Realty Trust, together with a list of the non-independent trustees and executive officers signatory thereto, each of whom executed such an agreement as of May 13, 2003;

   o Form of Voting Agreement among Crown American Realty Trust, Crown American Properties, L.P. and each of the independent trustees of Pennsylvania Real Estate Investment Trust, together with a list of the independent trustees signatory thereto, each of whom executed such an agreement as of May 13, 2003; and

   o Form of Voting Agreement among Crown American Realty Trust, Crown American Properties, L.P. and each of the non-independent trustees and executive officers of Pennsylvania Real Estate Investment Trust, together with a list of the non-independent trustees and executive officers signatory thereto, each of whom executed such an agreement as of May 13, 2003.


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